SAM SAMPLE

IGTQ 000001

123 SAMPLES STREET SAMPLETOWN SS X9X X9X CANADA

Security Class COMMON SHARES

Holder Account Number
C9999999999	IND

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Form of Proxy — Annual General and Special Meeting to be held on June 29, 2017

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 AM (Eastern Time) on June 27, 2017.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

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To Vote Using the Internet

•	Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

•

Go to the following web site: www.investorvote.com

•	Smartphone?

For Against

1.

Number of Directors

To set the number of Directors at six (6).

2.	Election of Directors

1.	John Sabine

For Withhold

2.	Keith Morrison

For Withhold

3.	Gilbert Percy Clark

For Withhold

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4.

James Clucas		05. Douglas E. Ford	06. Christopher Messina
For	Withhold

3.	Appointment of Auditors

Appointment of Dale Matheson Carr-Hilton LaBonte LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

For Against

4.	Stock Option Plan

Approve the Company’s Stock Option Plan, which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder.

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Authorized Signature(s) — This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s) Date

SAM SAMPLE

IGTQ 000002

123 SAMPLES STREET SAMPLETOWN SS X9X X9X AUSTRALIA

Security Class COMMON SHARES

Holder Account Number
C9999999999	IND

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Fold

Form of Proxy — Annual General and Special Meeting to be held on June 29, 2017

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 AM (Eastern Time) on June 27, 2017.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

—
Fold

To Vote Using the Telephone

•	Call the number listed BELOW from a touch tone telephone.

312-588-4290 Direct Dial

To Vote Using the Internet

•	Go to the following web site: www.investorvote.com

•	Smartphone?

For Against

1.

Number of Directors

To set the number of Directors at six (6).

2.	Election of Directors

1.	John Sabine

For Withhold

2.	Keith Morrison

For Withhold

3.	Gilbert Percy Clark

For Withhold

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4.

James Clucas		05. Douglas E. Ford	06. Christopher Messina
For	Withhold

3.	Appointment of Auditors

Appointment of Dale Matheson Carr-Hilton LaBonte LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

For Against

4.	Stock Option Plan

Approve the Company’s Stock Option Plan, which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder.

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Fold

Authorized Signature(s) — This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s) Date